SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of September, 2006                Commission File Number: 1-14242

                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)


                             1 Royal Gate Boulevard
                               Woodbridge, Ontario
                                 Canada L4L 8Z7

                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                     Form 20-F ____            Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No X X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ROYAL GROUP TECHNOLOGIES LIMITED


Date:    September 15, 2006                   By: /s/      Scott D. Bates
                                                  ------------------------------
                                                  Name:    Scott D. Bates
                                                  Title:   Vice-President,
                                                           General Counsel and
                                                           Corporate Secretary
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                                  EXHIBIT INDEX



Exhibit No.    Description of Exhibit

99.1           Material Change Report for Press Release dated September 15, 2006